September 9, 2008

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Attention:	John Fieldsend
Attorney-Advisor

Re:          Staples, Inc.

Annual Report on Form 10-K for the Year Ended February 2, 2008
Filed March 4, 2008

Definitive Proxy Statement on Schedule 14A

Filed April 28, 2008

File No. 0-17586

Ladies and Gentlemen:

Enclosed please find our responses to the comments regarding the above referenced filings contained in a letter from H. Christopher Owings of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Staples, Inc. (the “Company”, “Staples,”, “we”, or “our”), dated August 12, 2008.

All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in your letter.  Your comments are in bold and our responses and supplemental information is in regular type.

Annual Report on Form 10-K for the Year Ended February 2, 2008

Item 8A. Controls and Procedures, page 17

1.             In your Disclosure Controls and Procedures subsection, you state that management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their

500 Staples Drive • Framingham, MA 01702

Securities and Exchange Commission

September 9, 2008

objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  Further, you state that your disclosure controls and procedures “were effective at the reasonable assurance level.”  In future filings, if true, please state that your disclosure controls and procedures were designed to be effective at the reasonable assurance level.

Response:  In future filings, we will state that the Company’s disclosure controls and procedures were designed to be effective at the reasonable assurance level.

We filed our Quarterly Report on Form 10-Q for the quarter ended August 2, 2008 on September 3, 2008 (the “Quarterly Report”), and included the following as the last sentence of Item 4. Controls and Procedures, Evaluation of Disclosure Controls and Procedures, on page 27 of the Quarterly Report:

“Based on the evaluation of the Company’s disclosure controls and procedures as of August 2, 2008, the Company’s chief executive officer and chief financial officer concluded, that, as of such date, the Company’s disclosure controls and procedures were designed to be effective at the reasonable assurance level.”

Appendix B

Management’s Discussion and Analysis of Financial Condition and Results, page B-1

2.             In future filings, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. For example, you state on page B-2 that due to the weak economic conditions in North America and the possibility that the European economy may soften, you anticipate sales in 2008 to grow in the mid single digits and earnings per share to grow in the low double digits compared to GAAP earnings per share in 2007. Please explain this trend further and discuss the reason or reasons that you believe that your 2008 sales will grow at these rates. As another example, please discuss the reason or reasons you expect that, assuming a healthy economic environment, your long term sales and earnings per share will grow by 10% to 15%.

Response:  In future filings, we will expand the discussion of known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on the Company’s financial condition, operating performance, revenues, or income, or result in Staples’ liquidity decreasing or increasing in any material way.

Included on page 19 of our Quarterly Report is the following expanded discussion in response to your comments:

“While maintaining our focus on expense control, we are also continuing to invest in new strategic initiatives and customer service programs to ensure our long term success, despite

Securities and Exchange Commission

September 9, 2008

the current weak economic climate.  As of the date of this filing, we expect earnings per diluted share to grow in the low single digits on a GAAP basis, including the results of Corporate Express which we expect to be slightly accretive, and including the prior year impact of the California wage and hour class action litigation settlement.  For our pre-acquisition business, excluding Corporate Express, we anticipate sales in fiscal 2008 to grow in the low single digits and earnings per diluted share to be flat compared to 2007, excluding the impact of the California wage and hour class action litigation settlement.”

Results of Operations, page B-1

3.             In this subsection, you discuss the changes in operation and cash flow amounts between the periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350. For example, on page B-2, you state that your overall sales increased 6.7% in 2007 and 12.9% in 2006, your comparable sales for your North American Retail locations decreased 3% in 2007 and increased 3% in 2006, and sales for your International retail locations increased 2% in 2007 and 3% in 2006. In this regard, we note that you provide the causes for your sales increase, as you state that your overall sales growth in both 2007 and 2006 primarily reflects increases in sales of core office supplies, ink and toner, paper, and computers, an increase in your copy and print center business, your continued focus on customer service, and the continued success of your customer acquisition and retention efforts in your North American Delivery business. Additionally, please fully describe the reasons underlying these causes for your overall sales growth in 2007 and 2006. Further, please, quantify the effect of each additional factor on the change in your sales in 2007 and 2006, if possible. In this regard, we note that the increase in total sales partially reflects the positive impacts to you of foreign currency rates of $404 million in 2007 and $185 million in 2006.

Response:  Consistent with Item 303 of Regulation S-K and Commission Release No. 33-8350, we have disclosed the “relative significance” of the various business reasons that have contributed to a material change in a financial statement line between periods in total and by segment.  As required by Release No. 33-8350, we have provided the “material and determinable” reasons for the changes.  Moreover, as the Commission noted in Release No. 33-8350, in its example of and explanation for the material reasons for a decline in sales, the explanation for a change can be qualitative: “[t]he analysis should reveal underlying material causes of the matters described including for example, if applicable, difficulties in the manufacturing process, a decline in the quality of a product, loss in competitive position and market share, or a combination of conditions.”

Securities and Exchange Commission

September 9, 2008

To the extent possible in future filings, we will expand our discussion to provide more information and better explain period-to-period changes.  On pages 19 through 23 of our Quarterly Report, we have used qualitative phrases such as “primarily,” “to a lesser extent,”  and “comparable impact” where appropriate to convey the “relative significance” of the business reasons for a change.  To the extent possible, we have also presented the reasons in order of magnitude.  We believe that providing qualitative factors in a manner that conveys their relative size and order of magnitude provides investors with the information necessary to understand the main drivers of our results of operations.  In response to this comment, we have also provided more quantitative information in instances when both quantification adds meaningfully to the discussion and we are also able to present accurate and precise numbers.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Transactions, page 3

4.             Please confirm to us that you have no related party transactions or agreements to disclose pursuant to Item 404 of Regulation S-K. We remind you that, in future filings, if you have related party transactions that are required to be disclosed, please state whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties.  Also, please file all related party contracts as exhibits, if material.

Response:  We confirm that Staples has no related party transactions or agreements to disclose pursuant to Item 404 of Regulation S-K.

5.             We note that your Nominating and Corporate Governance Committee reviews and approves all related party transactions required to be disclosed pursuant to our rules. Also, we note that you have written Corporate Governance Guidelines that apply to all of your directors, executive officers, and other associates. In future filings, please file this policy or provide the Internet address of this policy and advise readers that you have posted this at your web-site. Additionally, in future filings, please describe in greater detail this policy and any other policies and procedures for the review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation
S-K.

Response:  In future filings, we will provide the Internet address of the Corporate Governance Guidelines and advise readers that it is posted on our website.  Additionally, we will describe this policy in greater detail in future filings.  Currently, we do not have any other policies for review, approval or ratification of related party transactions.  We will review our policy with our Board of Directors and determine if additional policies and procedures should be implemented.  If such policies or procedures are adopted, we will describe them in greater detail.

Securities and Exchange Commission

September 9, 2008

Executive Compensation, page 32

Benchmarking, page 43

6.             On the bottom of page 43, you state that the compensation committee considers data from a general industry group comprised of 70 to 79 companies with executives with comparable positions and responsibilities and annual revenues between $15 billion and $30 billion. In future filings, please elaborate upon what you “consider” in this data and disclose those companies or tell us why it is not appropriate for you to do so. In this regard, we refer you to Compliance and Disclosure Interpretation 118.05 under Regulation S-K, located at our web-site at http://www.sec.gov/divisions/corpfin/cfguidance.html.

Response: We no longer consider data from a general industry group comprised of 70 to 79 companies.  In June 2008, the Compensation Committee increased the size of our peer group companies from eight companies in our core retail peer group and five companies in our expanded retail peer group to 20 peer companies.  In future filings, we will disclose all 20 companies comprising the peer group and elaborate on the type of data we consider when we evaluate the competitiveness of our compensation relative to those companies.

Grants of Plan-Based Awards for 2007 Fiscal Year, page 50

7.             In future filings, please disclose in a footnote to your table the fair value of the share awards when they were granted on February 5, 2007.

Response:  In future filings, we will disclose in a footnote to the Grants of Plan-Based Awards Table the fair value of all share awards on the date when they were granted.

Company Acknowledgment

As requested by the Commission, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

September 9, 2008

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at (508) 253-8321.

Sincerely,

/s/Kristin A. Campbell
Kristin A. Campbell
Senior Vice President, General Counsel
and Secretary

cc:	Ronald L. Sargent
John J. Mahoney
Christine T. Komola
Mark G. Borden, Esq.